FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                             For February 15, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X                                 Form 40-F
                    ---                                          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                                 No  X
              ---                                                ---

                               INDEX TO EXHIBITS

Item
----
1. AerCo Limited Monthly Report to Noteholders for February 2002, including additional information excluded from form 6-K, filed February 13, 2002.

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: February 15, 2002

                                        AERCO LIMITED


                                        By: /s/ Patrick J. Dalton
                                           ------------------------------------
                                           Name:  Patrick J. Dalton
                                           Title: Attorney-in-Fact

                                                                                                               Item 1


                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated


Month                                                          February-02
Payment Date                                                   15th of each month
Convention                                                     Modified Following Business Day
Current Payment Date                                           15-Feb-02
Current Calculation Date                                       11-Feb-02
Previous Payment Date                                          15-Jan-02
Previous Calculation Date                                      9-Jan-02
-----------------------------------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

-----------------------------------------------------------------------------------------------------------------------------------
                                                            Prior         Deposits        Withdrawals        Balance on
                                                           Balance                                        Calculation Date
                                                           9-Jan-02                                          11-Feb-02
-----------------------------------------------------------------------------------------------------------------------------------
Expense Account                                          3,338,516.19    5,651,127.21    (5,124,574.24)     3,865,069.16
Collection Account                                      99,342,493.19   14,179,703.80   (14,432,841.19)    99,089,355.80
Aircraft Purchase Account                                           -               -                -                 -

 - Liquidity Reserve cash balance                       84,909,652.00      110,000.00                -     85,019,652.00
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                  102,681,009.38   19,830,831.01   (19,557,415.43)   102,954,424.96
-----------------------------------------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity

-----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                           -
Interest Income                                                                                                        -
Aircraft Purchase Payments                                                                                             -
Economic Swap Payments                                                                                                 -
-----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                    -
-----------------------------------------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity

-----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                3,338,516.19
Transfer from Collection Account on previous Payment Date                                                   5,646,559.77
Permitted Aircraft Accrual                                                                                             -
Interim Transfer from Collection Account                                                                               -
Interest Income                                                                                                 4,567.44
Balance on current Calculation Date
 - Payments on previous payment date                                                                       (4,213,469.31)
 - Interim payments                                                                                          (911,104.93)
 - Other
-----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                         3,865,069.16
-----------------------------------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

-----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                               99,342,493.19
Collections during period                                                                                  14,179,703.80
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                 (2,063,663.81)
 - Permitted Aircraft Modifications                                                                                    -
Net Swap payments on previous Payment Date                                                                 (3,582,895.96)
Aggregate Note Payments on previous Payment Date                                                           (8,786,281.42)
-----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                        99,089,355.80
-----------------------------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                           30,000,000.00
Second Collection Account Reserve                                                                          35,000,000.00
Cash Held
 - Security Deposits                                                                                       20,019,652.00
                                                                                                ------------------------
 Liquidity Reserve Amount                                                                                  85,019,652.00
                                                                                                ------------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

-----------------------------------------------------------------------------------------------------------------------------------

                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated

Current Payment Date                   15-Feb-02
Current Calculation Date               11-Feb-02
Previous Payment Date                  15-Jan-02
Previous Calculation Date              9-Jan-02
-----------------------------------------------------------------------------------------------------------------------------------
Balance in Collection and Expense Account                                                             102,954,424.96
Liquidity Reserve Amount                                                                              (85,019,652.00)
                                                                                                --------------------
Available Collections                                                                                  17,934,772.96
                                                                                                ====================

4. Analysis of Collection Account Activity (Continued)
-----------------------------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)                       Total Required Expense Amount                                                 5,500,000.00
(II) a)                   Class A Interest but excluding Step-up                                        1,686,659.34
     b)                   Swap Payments other than subordinated swap payments                           3,814,702.41
(iii)                     First Collection Account top-up (Minimum liquidity reserve $30 m)            30,000,000.00
(iv)                      Class A Minimum principal payment                                                        -
(v)                       Class B Interest                                                                314,355.91
(vi)                      Class B Minimum principal payment                                                80,979.30
(vii)                     Class C Interest                                                                486,452.57
(viii)                    Class C Minimum principal payment                                                        -
(ix)                      Class D Interest                                                                708,333.33
(x)                       Class D Minimum principal payment                                                        -
(xi)                      Second collection account top-up                                             55,019,652.00
(xii)                     Class A Scheduled principal                                                              -
(xiii)                    Class B Scheduled principal                                                     552,946.56
(xiv)                     Class C Scheduled principal                                                     344,728.15
(xv)                      Class D Scheduled principal                                                              -
(xvi)                     Permitted accruals for Modifications                                                     -
(xvii)                    Step-up interest                                                                         -
(xviii)                   Class A Supplemental principal                                                4,445,615.38
(xix)                     Class E Primary Interest
(xx)                      Class B Supplemental principal                                                           -
(xxi)                     Class A Outstanding Principal                                                            -
(xxii)                    Class B Outstanding Principal                                                            -
(xxiii)                   Class C Outstanding Principal                                                            -
(xxiv)                    Class D Outstanding Principal                                                            -
(xxv)                     Subordinated Swap payments                                                               -
                                                                                                   -----------------
                          Total Payments with respect to Payment Date                                 102,954,424.96
                          less collection Account Top Ups (iii) (b) and (xi) (b) above                 85,019,652.00
                                                                                                   -----------------
                                                                                                       17,934,772.96
                                                                                                   =================
-----------------------------------------------------------------------------------------------------------------------------------

                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated

Current Payment Date                   15-Feb-02
Current Calculation Date               11-Feb-02
Previous Payment Date                  15-Jan-02
Previous Calculation Date              9-Jan-02
-----------------------------------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

----------------------------------------------------------------------------------------------------
                                           Subclass      Subclass          Subclass       Total
Floating Rate Notes                          A-2           A-3               A-4         Class A
----------------------------------------------------------------------------------------------------
Applicable LIBOR                            1.82000%        1.82000%        1.82000%
Applicable Margin                            0.3200%         0.4600%         0.5200%
Applicable Interest Rate                    2.14000%        2.28000%        2.34000%
Day Count                                    Act/360         Act/360         Act/360
Actual Number of Days                             31              31              31
Interest Amount Payable                   259,445.08    1,109,283.33      317,930.92
Step-up Interest Amount Payable                   NA                              NA
----------------------------------------------------------------------------------------------------
Total Interest Paid                       259,445.08    1,109,283.33      317,930.92    1,686,659.34
----------------------------------------------------------------------------------------------------

Expected Final Payment Date                15-Dec-05       15-Jun-02       15-May-11
Excess Amortisation Date                   17-Aug-98       15-Feb-06       15-Aug-00

----------------------------------------------------------------------------------------------------
Original Balance                      290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding Principal
  Balance                             140,790,217.12  565,000,000.00  157,782,096.70  863,572,313.82
----------------------------------------------------------------------------------------------------
Extended Pool Factors                         64.56%         100.00%          90.50%
Pool Factors                                  53.80%         100.00%          78.77%
----------------------------------------------------------------------------------------------------
Minimum Principal Payment                          -               -               -               -
Scheduled Principal Payment                        -               -               -               -
Supplemental Principal Payment          2,096,306.74               -    2,349,308.64    4,445,615.38
----------------------------------------------------------------------------------------------------
Total Principal Distribution Amount     2,096,306.74               -    2,349,308.64    4,445,615.38
----------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                    -
- amount allocable to premium

----------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance 138,693,910.38  565,000,000.00  155,432,788.06  859,126,698.44
----------------------------------------------------------------------------------------------------


-----------------------------------------------------

Fixed Rate Notes                         D-2

-----------------------------------------------------
Applicable Interest Rate                    8.50000%
Day count                                     30/360
Number of Days                                    30
Interest Amount Payable                   708,333.33
-----------------------------------------------------
Total Interest Paid                       708,333.33
-----------------------------------------------------
Expected Final Payment Date                15-Mar-14
Excess Amortisation Date                   15-Jul-10
-----------------------------------------------------
Original Balance                      100,000,000.00
Opening Outstanding Principal Balance 100,000,000.00
-----------------------------------------------------
Extended Pool Factors                        100.00%
Expected Pool Factors                        100.00%
-----------------------------------------------------
Extended Amount                                    -
Expected Pool Factor Amount                        -
Surplus Amortisation
-----------------------------------------------------
Total Principal Distribution Amount                -
-----------------------------------------------------
Redemption Amount                                  -
- amount allocable to principal                    -
                                  ------------------
- amount allocable to premium                      -
-----------------------------------------------------
Closing Outstanding Principal
  Balance                             100,000,000.00
-----------------------------------------------------

5. Payments on the Notes by Subclass (continued)

----------------------------------------------------------------------------------  ------------------------------------------------
                                        Subclass         Subclass          Total        Subclass         Subclass           Total
Floating Rate Notes                        B-1             B-2            Class B         C-1              C-2             Class C
----------------------------------------------------------------------------------  ------------------------------------------------
Applicable LIBOR                            1.82000%       1.82000%                       1.82000%        1.82000%
Applicable Margin                            0.6000%        1.0500%                        1.3500%         2.0500%
Applicable Interest Rate                    2.42000%       2.87000%                       3.17000%        3.87000%
Day Count                                    Act/360        Act/360                        Act/360         Act/360
Actual Number of Days                             31             31                             31              31
Interest Amount Payable                   138,598.95     175,756.96                     224,132.76      262,319.81
Step-up Interest Amount Payable                   NA             NA                             NA              NA
----------------------------------------------------------------------------------  ------------------------------------------------
Total Interest Paid                       138,598.95     175,756.96      314,355.91     224,132.76      262,319.81       486,452.57
----------------------------------------------------------------------------------  ------------------------------------------------
Expected Final Payment Date                15-Jul-13      15-Jun-08                      15-Jul-13      15-Jun-08
Excess Amortisation Date                   17-Aug-98      15-Aug-00                      17-Aug-98      15-Aug-00
----------------------------------------------------------------------------------  ------------------------------------------------
Original Balance                       85,000,000.00  80,000,000.00                  85,000,000.00  80,000,000.00
Opening Outstanding Principal
  Balance                              66,509,761.11  71,116,675.08  137,626,436.19  82,108,267.56  78,715,622.32    160,823,889.88
----------------------------------------------------------------------------------  ------------------------------------------------
Extended Pool Factors                         87.83%         99.81%                         99.42%         99.70%
Pool Factors                                  81.74%         98.78%                         96.23%         98.05%
----------------------------------------------------------------------------------  ------------------------------------------------
Minimum Principal Payment                  39,134.30      41,845.00       80,979.30              -              -                 -
Scheduled Principal Payment               267,218.60     285,727.96      552,946.56     183,245.47     161,482.68        344,728.15
Supplemental Principal Payment                     -              -               -              -              -                 -
----------------------------------------------------------------------------------  ------------------------------------------------
Total Principal Distribution Amount       306,352.90     327,572.96      633,925.86     183,245.47     161,482.68        344,728.15
----------------------------------------------------------------------------------  ------------------------------------------------
Redemption Amount                                                                                -              -
- amount allocable to principal                                                                  -              -
- amount allocable to premium                                                                    -              -
----------------------------------------------------------------------------------  ------------------------------------------------
Closing Outstanding Principal Balance  66,203,408.21  70,789,102.12  136,992,510.33  81,925,022.09  78,554,139.64    160,479,161.73
----------------------------------------------------------------------------------  ------------------------------------------------

                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated

Current Payment Date                15-Feb-02
Current Calculation Date            11-Feb-02
Previous Payment Date               15-Jan-02
Previous Calculation Date            9-Jan-02
-----------------------------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period    15-Feb-02
End of Interest Accrual Period      15-Mar-02
Reference Date                      13-Mar-02

-----------------------------------------------------------------------------------------------------------------------------------
                                            A-2           A-3         A-4        B-1        B-2        C-1        C-2
-----------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                            1.84750%    1.84750%    1.84750%   1.84750%   1.84750%   1.84750%   1.84750%
Applicable Margin                            0.3200%     0.4600%     0.5200%    0.6000%    1.0500%    1.3500%    2.0500%
Applicable Interest Rate                     2.1675%     2.3075%     2.3675%    2.4475%    2.8975%    3.1975%    3.8975%
-----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
Fixed Rate Notes                            D-1
---------------------------------------------------------------------------------------
Actual Pool Factor                           100.00%
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes

-----------------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                      A-2         A-3          A-4        B-1        B-2        C-1        C-2
-----------------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance     140,790.22  565,000.00  157,782.10  66,509.76  71,116.68  82,108.27  78,715.62
Total Principal Payments                    2,096.31           -    2,349.31     306.35     327.57     183.25     161.48
Closing Outstanding Principal Balance     138,693.91  565,000.00  155,432.79  66,203.41  70,789.10  81,925.02  78,554.14

Total Interest                                259.45    1,109.28      317.93     138.60     175.76     224.13     262.32
Total Premium                                0.0000%     0.0000%     0.0000%    0.0000%    0.0000%    0.0000%    0.0000%
-----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
(b) Fixed Rate Notes                        D-2
---------------------------------------------------------------------------------------

Opening Outstanding Principal Balance     100,000.00
Total Principal Payments                           -
Closing Outstanding Principal Balance     100,000.00

Total Interest                                708.33
Total Premium                                      -
---------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

                                                           Jul-     Oct-     Jan-     Apr-    July-     Oct-
                                                           Sept      Dec      Mar     June     Sept      Dec      Jan      Feb
                                                           2000     2000     2001     2001     2001     2001     2002     72002
-----------------------------------------------------------------------------------------------------------------------------------
                    CASH COLLECTIONS7
  [1]               Lease Rentals                          30.6     49.6     46.2     46.1     45.1     45.4     15.3     14.0
  [2]               - Renegotiated Leases                     -        -        -     (0.1)    (2.9)    (2.8)    (0.3)    (0.8)
  [3]               - Rental Resets                           -        -     (0.2)    (0.7)    (0.4)    (3.2)    (1.9)    (1.2)
                                                        ---------------------------------------------------------------------------
  [4]  S [1]..[3]   Contracted Lease Rentals               30.6     49.6     46.0     45.3     41.8     39.4     13.1     12.0
  [5]               Movement in Current Arrears Balance    (1.9)     0.2     (2.9)    (0.4)     4.2     (2.4)     0.8      0.2
                    less Net Stress-related Costs
  [6]               - Bad Debts                               -     (1.2)    (0.3)       -      1.5        -        -        -
  [7]               - Security Deposits Drawn Down            -        -      0.4        -      0.1        -        -        -
  [8]               - Restructured Arrears                  0.3      0.2      0.4      0.3     (0.5)     0.1     (0.2)    (0.1)
  [9]               - AOG                                     -     (0.7)    (1.4)    (0.9)    (1.3)    (1.5)    (0.4)       -
 [10]               - Other Leasing Income                    -        -        -        -        -        -        -        -
 [11]               - Repossession Costs                      -        -     (0.1)    (0.2)       -        -        -        -
                                                        ---------------------------------------------------------------------------
 [12]  S [6]..[11]  sub-total                               0.3     (1.7)    (1.0)    (0.8)    (0.2)    (1.4)    (0.6)    (0.1)

 [13]  [4]+[5]+[12] Net Lease Rentals                      29.0     48.1     42.1     44.1     45.8     35.6     13.3     12.1
 [14]               Interest Earned                         0.7      1.6      1.4      1.2      0.9      0.8      0.2      0.1
 [15]               Drawings from Expense Account                               -
                    Maintenance Receipts                    3.2      5.4      3.4      5.0      5.6      4.5      0.7      1.5
                    Maintenance Payments                   (0.7)    (2.0)    (1.9)    (4.5)    (2.7)    (1.8)    (2.8)    (0.5)
                                                        ---------------------------------------------------------------------------
 [15]               Net Maintenance                         2.5      3.4      1.5      0.5      2.9      2.7     (2.1)     1.0
 [16]  S [13]..[15] Total Cash Collections                 32.2     53.1     45.0     45.8     49.6     39.1     11.4     13.2
-----------------------------------------------------------------------------------------------------------------------------------
                    CASH EXPENSES
                    Aircraft Operating Expenses
 [17]               - Insurance                               -     (0.1)       -        -        -        -        -        -
 [18]               - Re-leasing and other overheads       (0.1)    (4.9)    (0.6)    (0.8)    (1.1)    (0.7)     0.1     (0.2)
                                                        ---------------------------------------------------------------------------
 [19]  [17]+[18]    subtotal                               (0.1)    (5.0)    (0.6)    (0.8)    (1.1)    (0.7)     0.1     (0.2)
                    SG&A Expenses
 [20]               Aircraft Servicer Fees
                    - Retainer Fee                         (0.3)    (0.7)    (0.6)    (0.9)     0.9     (0.4)    (0.1)    (0.1)
                    - Rent Collected Fee                   (0.3)    (0.7)    (0.6)    (0.9)     0.6     (0.4)    (0.2)    (0.1)
                    - Previous Servicer Fees               (1.8)       -        -        -        -
                                                        ---------------------------------------------------------------------------
 [21]               sub-total                              (2.4)    (1.4)    (1.2)    (1.8)     1.5     (0.8)    (0.3)    (0.2)
 [22]               Other Servicer Fees                    (0.5)    (4.6)    (2.4)    (1.6)    (4.0)    (0.4)    (0.5)    (0.3)
                                                        ---------------------------------------------------------------------------
 [23]  [21]+[22]    subtotal                               (2.9)    (6.0)    (3.6)    (3.4)    (2.5)    (1.2)    (0.8)    (0.5)
 [24]  [20]+[23]    Total Cash Expenses                    (3.0)   (11.0)    (4.2)    (4.2)    (3.6)    (1.9)    (0.7)    (0.7)
                                                        ===========================================================================
-----------------------------------------------------------------------------------------------------------------------------------
                    NET CASH COLLECTIONS
 [25]  [17]         Total Cash Collections                 32.2     53.1     45.0     45.8     49.6     39.1     11.4     13.2
 [26]  [24]         Total Cash Expenses                    (3.0)   (11.0)    (4.2)    (4.2)    (3.6)    (1.9)    (0.7)    (0.7)
 [27]               Movement in Expense Account             2.8                        2.8      1.2     (0.3)    (0.5)     1.2
 [28]               Interest Payments                     (18.2)   (30.6)   (23.5)   (22.3)   (17.0)   (12.0)    (3.1)    (3.2)   (
 [29]               Swap Payments                           0.5      0.3     (0.5)    (3.3)    (9.1)    (9.3)    (3.5)    (3.8)
 [30]               Proceeds from sale of aircraft            -        -      1.4     47.6      1.5        -        -        -
                                                        ---------------------------------------------------------------------------
 [31]  S [25]..[30] TOTAL                                  14.3     14.6     19.4     63.3     20.9     17.1      5.7      5.4
                                                        ===========================================================================
-----------------------------------------------------------------------------------------------------------------------------------
 [32]               PRINCIPAL PAYMENTS
                    subclass A                             14.2     11.1     17.0     55.1     18.2     14.4      4.8      4.5
                    subclass B                                -      3.2      2.0      7.6      2.0      1.8      0.6      0.6
                    subclass C                              0.1      0.3      0.4      0.6      0.7      0.9      0.3      0.3
                    subclass D                                -        -        -        -        -        -        -        -
                                                        ---------------------------------------------------------------------------
                    Total                                  14.3     14.6     19.4     63.3     20.9     17.1      5.7      5.4
                                                        ===========================================================================
-----------------------------------------------------------------------------------------------------------------------------------
                    Debt Balances
                    subclass A                            984.2    973.1    956.1    901.0    882.8    868.4    863.6    859.1
                    subclass B                            154.8    151.6    149.6    142.0    140.0    138.2    137.6    137.0
                    subclass C                            164.0    163.7    163.3    162.7    162.0    161.1    160.8    160.5
                    subclass D                            100.0    100.0    100.0    100.0    100.0    100.0    100.0    100.0
                                                        ---------------------------------------------------------------------------
                    TOTAL                               1,403.0  1,388.4  1,369.0  1,305.7  1,284.8  1,267.7  1,262.0  1,256.6  1,2
                                                        ===========================================================================

                   * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

[Table continued]

                                                         All amounts in millions            Dollar amounts expressed
                                                          of US dollars unless                   as a percentage
                                                             otherwise stated             2000 Base Case Lease Rentals
--------------------------------------------------------------------------------------  --------------------------------------------
                                                            Cumulative to Date               Cumulative to Date
                                                               *Adjusted                          *Adjusted
                                                                    base                               base
                                                         Actual     case  Variance        Actual       case  Variance
--------------------------------------------------------------------------------------  --------------------------------------------
                    CASH COLLECTIONS7
  [1]               Lease Rentals                         292.3    292.2       0.1        100.0%     100.0%      0.0%
  [2]               - Renegotiated Leases                  (6.9)       -      (6.9)        (2.4%)      0.0%     (2.4%)
  [3]               - Rental Resets                        (7.6)       -      (7.6)        (2.6%)      0.0%     (2.6%)
  [4]  S [1]..[3]   Contracted Lease Rentals              277.8    292.2     (14.4)        95.1%     100.0%     (4.9%)
  [5]               Movement in Current Arrears Balance    (2.2)       -      (2.2)        (0.8%)      0.0%     (0.8%)
                    less Net Stress-related Costs
  [6]               - Bad Debts                               -     (2.9)      2.9          0.0%      (1.0%)     1.0%
  [7]               - Security Deposits Drawn Down          0.5        -       0.5          0.2%       0.0%      0.2%
  [8]               - Restructured Arrears                  0.5      2.5      (2.0)         0.2%       0.9%     (0.7%)
  [9]               - AOG                                  (6.2)   (12.4)      6.2         (2.1%)     (4.2%)     2.1%
 [10]               - Other Leasing Income                    -        -         -          0.0%       0.0%      0.0%
 [11]               - Repossession Costs                   (0.3)    (2.4)      2.1         (0.1%)     (0.8%)     0.7%
                                                   -----------------------------------  --------------------------------------------
 [12]  S [6]..[11]  sub-total                              (5.5)   (15.2)      9.7         (1.9%)     (5.2%)     3.3%

 [13]  [4]+[5]+[12] Net Lease Rentals                     270.1    277.0      (6.9)        92.4%      94.8%     (2.4%)
 [14]               Interest Earned                         6.9      5.8       1.1          2.4%       2.0%      0.4%
 [15]               Drawings from Expense Account             -        -         -          0.0%       0.0%      0.0%
                    Maintenance Receipts                   29.3        -      29.3         10.0%       0.0%     10.0%
                    Maintenance Payments                  (16.9)       -     (16.9)        (5.8%)      0.0%     (5.8%)
                                                   -----------------------------------  --------------------------------------------
 [15]               Net Maintenance                        12.4        -      12.4          4.2%       0.0%      4.2%
 [16]  S [13]..[15] Total Cash Collections                289.4    282.8       6.6         99.0%      96.8%      2.3%
--------------------------------------------------------------------------------------  --------------------------------------------
                    CASH EXPENSES
                    Aircraft Operating Expenses
 [17]               - Insurance                            (0.1)       -      (0.1)        (0.0%)      0.0%     (0.0%)
 [18]               - Re-leasing and other overheads       (8.3)    (8.8)      0.5         (2.8%)     (3.0%)     0.2%
 [19]  [17]+[18]    subtotal                               (8.4)    (8.8)      0.4         (2.9%)     (3.0%)     0.1%
                    SG&A Expenses
 [20]               Aircraft Servicer Fees
                    - Retainer Fee                         (2.2)    (2.4)      0.2         (0.8%)     (0.8%)     0.1%
                    - Rent Collected Fee                   (2.6)    (2.8)      0.2         (0.9%)     (1.0%)     0.1%
                    - Previous Servicer Fees               (1.8)       -      (1.8)        (0.6%)      0.0%     (0.6%)
                                                   -----------------------------------  --------------------------------------------
 [21]               sub-total                              (6.6)    (5.2)     (1.4)        (2.3%)     (1.8%)    (0.5%)
 [22]               Other Servicer Fees                   (14.3)    (6.9)     (7.4)        (4.9%)     (2.4%)    (2.5%)
                                                   -----------------------------------  --------------------------------------------
 [23]  [21]+[22]    subtotal                              (20.9)   (12.1)     (8.8)        (7.2%)     (4.1%)    (3.0%)
 [24]  [20]+[23]    Total Cash Expenses                   (29.3)   (20.9)     (8.4)       (10.0%)     (7.2%)    (2.9%)
--------------------------------------------------------------------------------------  --------------------------------------------
                    NET CASH COLLECTIONS
 [25]  [17]         Total Cash Collections                289.4    282.8       6.6         99.0%      96.8%      2.3%
 [26]  [24]         Total Cash Expenses                   (29.3)   (20.9)     (8.4)       (10.0%)     (7.2%)    (2.9%)
 [27]               Movement in Expense Account             8.7        -       8.7          3.0%       0.0%      3.0%
 [28]               Interest Payments                    (129.9)  (159.1)     29.2         44.5%)    (54.4%)    10.0%
 [29]               Swap Payments                         (28.7)     3.3     (32.0)        (9.8%)      1.1%    (11.0%)
 [30]               Proceeds from sale of aircraft         50.5     51.1      (0.6)        17.3%      17.5%     (0.2%)
                                                   -----------------------------------  --------------------------------------------
 [31]  S [25]..[30] TOTAL                                 160.7    157.2       3.5         55.0%      53.8%      1.2%
                                                   ===================================  ============================================
--------------------------------------------------------------------------------------  --------------------------------------------
 [32]               PRINCIPAL PAYMENTS
                    subclass A                            139.3    135.6       3.7         47.7%      46.4%      1.3%
                    subclass B                             17.8     18.0      (0.2)         6.1%       6.2%     (0.1%)
                    subclass C                              3.6      3.6         -          1.2%       1.2%      0.0%
                    subclass D                                -        -         -          0.0%       0.0%      0.0%
                                                   -----------------------------------  --------------------------------------------
                    Total                                 160.7    157.2       3.5         55.0%      53.8%      1.2%
                                                   ===================================  ============================================
--------------------------------------------------------------------------------------  --------------------------------------------
                    Debt Balances
                    subclass A                            859.1    862.8      (3.7)
                    subclass B                            137.0    136.8       0.2
                    subclass C                            160.5    160.5         -
                    subclass D                            100.0    100.0         -
                                                   -----------------------------------
                    TOTAL                               1,256.6  1,260.1      (3.5)
                                                   ===================================


                   * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated

------------------------------------------------------------------------------------------------------------------------------------
      Note:              Report Line Name                 Description
------------------------------------------------------------------------------------------------------------------------------------
                    CASH COLLECTIONS
 [1]                Lease Rentals                         Assumptions per the July 2000 Prospectus adjusted for aircraft sales
 [2]                - Renegotiated Leases                 Change in contracted rental cash flow caused by a renegotiated lease
 [3]                - Rental Resets                       Re-leasing events where new lease rate deviated from the 2000 Base Case
 [4]  S [1]..[3]    Contracted Lease Rentals              Current Contracted Lease Rentals due as at the latest Calculation Date
 [5]                Movement in Current Arrears Balance   Current contracted lease rentals not received as at the latest
                                                          Calculation Date, excluding Bad debts
                    less Net Stress related Costs
 [6]                - Bad debts                           Arrears owed by former lessees and deemed irrecoverable.
 [7]                - Security deposits drawn down        Security deposits received following a lesse default
 [8]                - Restructured arrears                3.49%
 [9]                - AOG                                 Lost of rental due to an aircraft being off-lease and non-revenue earning
[10]                - Other Leasing Income                Includes lease termination payments, rental guarantees and late payments charges
[11]                - Repossession                        Legal and technical costs incurred in repossessing aircraft.
[12]  S [6]..[11]   sub-total
[13]  [4]+[5]+[12]  Net Lease Rentals                     Contracted Lease Rentals less Movement in Current Arrears Balance and Net
                                                          Stress related costs
[14]                Interest Earned                       Interest earned on monthly cash balances
[15]                Net Maintenance                       Maintenance Revenue Reserve received less and reimbursements to lessees.
[16]  S [13..[15]   Total Cash Collections                Net Lease Rentals + Interest Earned + Net Maintenance
------------------------------------------------------------------------------------------------------------------------------------
                    CASH EXPENSES
                    Aircraft Operating Expenses           All operational costs related to the leasing of aircraft.
[17]                - Insurance                           Premium for contingent insurance policies
[18]                - Re-leasing and other                Costs associated transferring an aircraft from one lessee to another
[19]  [17]+[18]     subtotal

                    SG&A Expenses
[20]                Aircraft Servicer Fees                Monthly and annual fees paid to Aircraft Servicer
                    - Base Fee                            Fixed amount per month per aircraft
                    - Rent Contracted Fee                 1.00% of rental contracted for the month
                    - Rent Collected Fee                  1.25% of rental received for the month
                    - Previous Servicer Fees              Fees paid to the previous Servicer of AerFi
[21]  [20]          subtotal
[22]                Other Servicer Fees                   Administrative Agent, trustee and professional fees paid to other service providers. [23] [21]+[22] subtotal

[24]  [19]+[23]     Total Cash Expenses                   Aircraft Operating Expenses + SG&A Expenses

------------------------------------------------------------------------------------------------------------------------------------
                    NET CASH COLLECTIONS
[25]  [16]          Total Cash Collections                line 16 above
[26]  [24]          Total Cash Expenses                   line 24 above
[27]                Movement in Expense Account           Movement in Expense Account
[28]                Interest Payments                     Interest paid on all outstanding debt
[29]                Swap payments                         Net swap payments (paid) /received
[30]                Proceeds from Aircraft Sales          Proceeds, net of fees and expenses, from the sale of aircraft
[31]  S [25]..[30]  Exceptional Items                     Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                    TOTAL
------------------------------------------------------------------------------------------------------------------------------------

                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated

------------------------------------------------------------------------------------------------------------------------------------
        Coverage Ratios                                                                2000
        ---------------                          Closing            Actual     *Adjusted Base Case
------------------------------------------------------------------------------------------------------------------------------------
        Net Cash Collections                                         160.7            157.2
        Add Back Interest                                            129.9            159.1
        Add Back Swap Payments                                        28.7             (3.3)
a       Net Cash Collections                                         319.3            313.0

b       Swaps                                                         28.7             (3.3)
c       Class A Interest                                              77.6            104.0
d       Class A Minimum                                               30.5             37.9
e       Class B Interest                                              13.1             17.2
f       Class B Minimum                                                8.4              8.3
g       Class C Interest                                              16.7             21.5
h       Class C Minimum                                                  -                -
I       Class D Interest                                              13.5             13.5
j       Class D Minimum                                                  -                -
k       Class A Scheduled                                                -                -
l       Class B Scheduled                                              8.9              9.7
m       Class C Scheduled                                              3.7              3.7
n       Class D Scheduled                                                -                -
o       Permited Aircraft Modifications
p       Class A Supplemental                                         108.8             97.7
                                                                    ----------------------------
        Total                                                        309.9            310.2
                                                                    ----------------------------

   [1]  Interest Coverage Ratio
        Class A                                                       3.00             3.11  = a/(b+c)
        Class B                                                       2.13             2.01  = a/(b+c+d+e)
        Class C                                                       1.82             1.69  = a/(b+c+d+e+f+g)
        Class D                                                       1.69             1.57  = a/(b+c+d+e+f+g+h+i)

   [2]  Debt Coverage Ratio
        Class A                                                       1.69             1.57  = a/(b+c+d+e+f+g+h+i+j+k)
        Class B                                                       1.62             1.50  = a/(b+c+d+e+f+g+h+i+j+k+l)
        Class C                                                       1.59             1.47  = a/(b+c+d+e+f+g+h+i+j+k+l+m)
        Class D                                                       1.59             1.47  = a/(b+c+d+e+f+g+h+i+j+k+l+m+n)

        Loan-to-Value Ratios

                                                 -----------------------------------------------
                                                                                       2000
                                                                                    *Adjusted
                                                 2000 Base Case        Actual       Base Case
                                                   17-Jul-00         15-Feb-02      15-Feb-02
                                                 -----------------------------------------------
   [3]  Assumed Portfolio Value                      1,566.7          1,382.4        1,382.7

        Liquidity Reserve Amount
        Cash                                            65.0             65.0           65.0
          - Accrued Expenses                             5.0              5.5            5.0
          - Security Deposits                           22.4             20.0           22.4
                                                 -----------       ----------      ---------
        subtotal cash                                   92.4             90.5           92.4
         Letters of Credit                                 -                -              -
                                                 -----------       ----------      ---------
        Total Liquidity Reserve                         92.4             90.5           92.4

   [4]  Total Asset Value                            1,659.1          1,472.9        1,475.1

        Note Balance
        Class A                                        998.4  60.2%     859.1  58.3%   862.8  58.5%
        Class B                                        154.8  69.5%     137.0  67.6%   136.8  67.8%
        Class C                                        164.1  79.4%     160.5  78.5%   160.5  78.6%
        Class D                                        100.0  85.4%     100.0  85.3%   100.0  85.4%
                                                 -----------       ----------        -------
        Total                                        1,417.3          1,256.6        1,260.1
------------------------------------------------------------------------------------------------------------------------------------
                   * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.


[1]  Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2]  Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3]  Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation
     Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4]  Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount